SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-11181

         (Check one)

         ___ Form 10-K and Form 10-KSB      ____ Form 11-K    ___ Form 20-F

          X  Form 10-Q and Form 10-QSB      ____ Form N-SAR
         ---

         For period ended                SEPTEMBER 30, 2006
                         ----------------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    IRIS INTERNATIONAL, INC.
                        --------------------------------------------------------
Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER) 9172 ETON AVENUE
                                                          ----------------------

City, state and zip code           CHATSWORTH, CALIFORNIA 91311
                         -------------------------------------------------------


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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or
  |X| portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-Q, for the quarterly period ended September 30, 2006, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              CESAR M. GARCIA                (818)                 709-1244
--------------------------------------------------------------------------------
                  (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If the answer is no, identify report(s). |X| Yes   |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                      |X| Yes   |_| No


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(4)      If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            IRIS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  NOVEMBER 13, 2006   By:   /S/ CESAR M. GARCIA
       -----------------       -------------------------------------------------
                           Name:  Cesar M. Garcia
                           Title: President and Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         We anticipate that, for the three-month period ended September 30, 2006, as compared to the same period in the prior year, net sales will increase by approximately 13%; however, we anticipate that net income will significantly decrease due to the following:

The following charges affecting gross profit recorded during the quarter:

         o An increase in sales returns and allowances related to anticipated upgrades to iQ200 systems for customers who currently utilize Legacy systems;

         o        Various inventory adjustments; and

         o An increase in the warranty reserve relating to the iQ200 system.

The following charges affecting operating expenses recorded during the quarter:

         o Additional accrual for increased professional fees associated with compliance with Sarbanes-Oxley Section 404 and legal services; and

         o        Anticipated   increase  in  research  and  development  costs,
                  primarily  due  to  our  increased   investment  in  molecular
                  diagnostic and urine chemistry programs.


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